EXHIBIT 99.1


              Standard & Poor's Affirms Bezeq and Pelephone Ratings
                      and Removes Ratings from Credit Watch


Tel Aviv, Israel - May 27, 2010 - Bezeq -The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel's leading telecommunications provider, announced that today the Company received notices from Standard & Poor's and Standard & Poor's Maalot informing the Company that they have affirmed the current ratings and debenture rating of Bezeq and Pelephone Communications Ltd. of "ilAA+" and have removed the ratings from Credit Watch. The outlook for the credit ratings is stable.